Duane Bennett, President
Montgomery Real Estate Service, Inc.
c/o Lessard Property Management, Inc.
191 Chestnut Street
Springfield, MA 01103

> **Re:** **Montgomery Real Estate Service, Inc.**
> **Form 10**
> **Filed June 4, 2008**
> **File No. 000-53146**

Dear Mr. Bennett:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Overview of our Market Area, page 3

1.   We note your response to comment 2 of our letter dated May 23, 2008. Upon reviewing the materials provided we were unable to locate support for certain statements you have made in the registration statement. Please advise us how the materials you provided support the third-party information disclosed in the registration statement, or provide additional materials clearly marked to highlight

the supporting information. For example, we note that you did not include the Pioneer Valley Planning Commission's "Briefing Report: The Economic Impact of the Proposed New Haven-Hartford-Springfield Commuter Rail Line" or the press release by the University of Massachusetts Donahue Institute.

Risk Factors, page 6

2.   We note your response to comment 6. In your response, you state that you added a risk factor to address your potential liability for accidents on your property. We could not locate this disclosure in your revised Form 10. Please add this risk factor.

Results of Operations, page 8

Expenses (for the quarters ended March 31, 2008 and 2007)

3.   In the second paragraph, you state that you expect cash outlays to increase once your registration is deemed effective. Please note that your Form 10 went effective automatically 60 days from the original date of filing and that you are currently subject to the reporting requirements of the Exchange Act. Please revise your disclosure accordingly.

Liquidity and Capital Resources, page 10

4.   We note your response to comment 9. Please disclose the name of the affiliate and explain why this amount was paid to the affiliate.

Financial Statements

5.   Please label each of your interim period financial statements as unaudited.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron at (202)551-3439 or Kevin Woody, Accounting Branch Chief, at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202)551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

Cc: Pat Demers (by facsimile)